SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.  1)*

Switchback Energy Acquisition Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

87105M102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE Hedge Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%**
12	TYPE OF REPORTING PERSON IA
*
This amount consists of shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”) held by HITE Hedge LP, HITE MLP LP, HITE Hedge QP LP, HITE Energy LP, and HITE Hedge Offshore Ltd., for all of which HITE Hedge Asset Management LLC is the investment adviser.

**
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS James M. Jampel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%**
12	TYPE OF REPORTING PERSON IN
*
This amount consists of shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”) held by HITE Hedge LP, HITE MLP LP, HITE Hedge QP LP, HITE Energy LP, and HITE Hedge Offshore Ltd., for all of which HITE Hedge Asset Management LLC is the investment adviser.

**
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE Hedge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN
*
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE MLP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN
*
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE Hedge QP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN
*
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE Energy LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON PN
*
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 87105M102
1	NAME OF REPORTING PERSONS HITE Hedge Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON CO
*
Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

Item 1(a).     Name of Issuer:

Switchback Energy Acquisition Corporation

Item 1(b).     Address of Issuer’s Principal Executive Offices:

5949 Sherry Lane, Suite 1010
Dallas, TX 75225

Item 2(a).     Name of Person Filing:

This Schedule 13G is filed by:
HITE Hedge Asset Management LLC
James M. Jampel
HITE Hedge LP
HITE MLP LP
HITE Hedge QP LP
HITE Energy LP
HITE Hedge Offshore Ltd.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is:
300 Crown Colony Drive
Suite 108
Quincy, MA 02169

Item 2(c).     Citizenship:

HITE Hedge Asset Management LLC is a Delaware limited liability company
James M. Jampel is a citizen of the United States
HITE Hedge LP is a Delaware limited partnership
HITE MLP LP is a Delaware limited partnership
HITE Hedge QP LP is a Delaware limited partnership
HITE Energy LP is a Delaware limited partnership
HITE Hedge Offshore Ltd. is a Cayman Islands exempted company

Item 2(d).     Title of Class of Securities:

Class A Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e).     CUSIP Number:

87105M102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)   Amount beneficially owned:
HITE Hedge Asset Management LLC: 0 shares
James M. Jampel: 0 shares
HITE Hedge LP: 0 shares
HITE MLP LP: 0 shares
HITE Hedge QP LP: 0 shares
HITE Energy LP: 0 shares
HITE Hedge Offshore Ltd.: 0 share

(b)   Percent of class:
HITE Hedge Asset Management LLC: 0%
James M. Jampel: 0%
HITE Hedge LP: 0%
HITE MLP LP: 0%
HITE Hedge QP LP: 0%
HITE Energy LP: 0%
HITE Hedge Offshore Ltd.: 0%

Percentage ownership is based upon 31,411,763 shares of class A common stock, par value $0.0001 per share, outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020.

(c)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 0

(ii)  Shared power to vote or to direct the vote:

HITE Hedge Asset Management LLC: 0 shares
James M. Jampel: 0 shares
HITE Hedge LP: 0 shares
HITE MLP LP: 0 shares
HITE Hedge QP LP: 0 shares
HITE Energy LP: 0 shares
HITE Hedge Offshore Ltd.: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 0

(iv)  Shared power to dispose or to direct the disposition of:
HITE Hedge Asset Management LLC: 0 shares
James M. Jampel: 0 shares
HITE Hedge LP: 0 shares
HITE MLP LP: 0 shares
HITE Hedge QP LP: 0 shares
HITE Energy LP: 0 shares
HITE Hedge Offshore Ltd.: 0 shares

Mr. Jampel disclaims beneficial ownership of the securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

For a list of the members of the group filing this Schedule 13G, refer to Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2021

HITE Hedge Asset Management LLC

By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Managing Member

Individual

By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel

HITE Hedge LP

By:	HITE Hedge Capital LP, its General Partner

	By:	HITE Hedge Capital LLC, its General Partner

		By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Manager
HITE MLP LP

By:	HITE Hedge Capital LP, its General Partner

	By:	HITE Hedge Capital LLC, its General Partner

		By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Manager

HITE Hedge QP LP

By:	HITE Hedge Capital LP, its General Partner

	By:	HITE Hedge Capital LLC, its General Partner

		By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Manager

HITE Energy LP

By:	HITE Hedge Capital LP, its General Partner

	By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Manager

HITE Hedge Offshore Ltd.

By:	HITE Hedge Capital LP, its General Partner

	By:	HITE Hedge Capital LLC, its General Partner

By: /s/ James E. Conant, Attorney-in-Fact for James M. Jampel, Manager

LIST OF EXHIBITS

Exhibit No.	Description
A	Group Members
B	Joint Filing Agreement